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                              December 14, 2022

       Albert Hill IV
       Chief Financial Officer
       Rose Hill Acquisition Corporation
       981 Davis Dr. NW
       Atlanta, GA 30327

                                                        Re: Rose Hill
Acquisition Corporation
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Response dated
December 13, 2022
                                                            File No. 001-40900

       Dear Albert Hill IV:

               We have reviewed your December 13, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to our prior comment is to the comment in our December 8, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       General

   1.                                                   We note your response
to comment 1 and that approximately 25% of Sponsor   s equity
                                                        interests are owned by
non-U.S. persons. Please revise your disclosure in future filings to include disclosure that
addresses how this fact could impact your ability to complete your initial business
combination. For instance, discuss the risk to investors that you may not be able to complete an
initial business combination with a U.S. target company should the transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from
 Albert Hill IV
Rose Hill Acquisition Corporation
December 14, 2022
Page 2
         completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
      You may contact Ameen Hamady at 202-551-3891 or in his absence at Isaac Esquivel at
202-551-3395 if you have any questions.



FirstName LastNameAlbert Hill IV                              Sincerely,
Comapany NameRose Hill Acquisition Corporation
                                                              Division of
Corporation Finance
December 14, 2022 Page 2                                      Office of Real
Estate & Construction
FirstName LastName